Exhibit 99.1

POMDOCTOR LIMITED Announces First Half of Fiscal 2025 Unaudited Financial Results

GUANGZHOU, China, December 3, 2025 (PRNewswire) - Pomdoctor Limited (“Pomdoctor” or the “Company”) (NASDAQ: POM), a leading online medical services platform for chronic diseases in China, today announced its unaudited financial results for the six months ended June 30, 2025.

Mr. Zhenyang Shi, Chairman and Chief Executive Officer of Pomdoctor, commented: “The first half of fiscal year 2025 reflected our deliberate and disciplined efforts to balance business expansion with operational rigor. Despite a challenging macroeconomic environment and intensified market competition, we strived to strengthen our market coverage and penetration, while optimizing and diversifying our revenue streams through the vigorous promotion of our internet-hospital services and online sales. During the period, we continued to solidify our partner-doctor pool by offering higher service fees, and at the same time meaningfully enhanced our collaboration with pharmaceutical manufacturers to drive online sales and adapt to China’s evolving healthcare landscape. These initiatives resulted in a 16.2% increase in net revenue, highlighted by growth of 83.2% in our online-pharmacy businesses.

At the same time, we maintained strict cost controls and operational discipline, sustaining a stable gross profit margin of 16.2%. Gross profit increased 16.3% year over year, despite higher sales and marketing expenses, a larger contribution from lower-margin pharmacy products, and continued investments in customer acquisition. We prioritized retaining doctor resources while prudently reducing advertising spending, reinforcing the foundation for sustainable growth under a stable pharmaceutical supply chain.

Notably, our successful initial public offering (IPO) in October provided us with additional capital resources and expanded opportunities for future growth, further enriching our strategic options and strengthening our execution capabilities. Looking ahead, we are confident in our ability to continue improving operational performance and creating long-term value for our shareholders.”

First Half of Fiscal 2025 Financial Summary

●	Net revenues for the six months ended June 30, 2025 were RMB174.5 million (US$24.4 million), representing a 16.2% increase from RMB150.2 million in the six months ended June 30, 2024.

●	Gross profit increased by 16.3% from RMB24.3 million in the six months ended June 30, 2024, to RMB28.3 million (US$4.0 million) in the six months ended June 30, 2025.

●	Gross profit margin remained stable at 16.2% in the six months ended June 30, 2024 and 2025.

●	Net loss was RMB19.9 million (US$2.8 million) for the six months ended June 30, 2025, compared with RMB14.0 million for the six months ended June 30, 2024.

●	Net loss per share, basic and diluted, was RMB11.45 (US$1.60) for the six months ended June 30, 2025, compared with RMB10.58 for the six months ended June 30, 2024.

Unaudited Financial Results for the First Half of Fiscal 2025

●	Net revenues for the six months ended June 30, 2025 were RMB174.5 million (US$24.4 million), representing a 16.2% increase from RMB150.2 million in the six months ended June 30, 2024, which was primarily attributable to the increase in the net revenues from Internet hospital. Net revenues from Internet hospital increased by 82.4% from RMB36.8 million in the six months ended June 30, 2024 to RMB67.2 million (US$9.4 million) in the six months ended June 30, 2025, primarily attributable to the increase in revenues generated from online pharmacy sales. In the first half of 2025, the Company strengthened its cooperation with pharmaceutical manufacturers to sell their products through its Internet hospital platform. As a result, revenue from the Company’s online pharmacy sales increased from RMB36.3 million in the six months ended June 30, 2024 to RMB66.4 million (US$9.3 million) in the six months ended June 30, 2025.

●

Cost of revenues increased by 16.2% from RMB125.8 million in the six months ended June 30, 2024 to RMB146.2 million (US$20.4 million) in the six months ended June 30, 2025, primarily due to the increase in cost of revenues in online pharmacy sales from RMB20.4 million in the six months ended June 30, 2024 to RMB40.0 million (US$5.6 million) in the six months ended June 30, 2025, which was in line with the increase in the Company’s net revenues from Internet hospital.

●	Gross profit increased by 16.3% from RMB24.3 million for the six months ended June 30, 2024, to RMB28.3 million (US$4.0 million) in the six months ended June 30, 2025.

●	Gross profit margin remained stable at 16.2% in the six months ended June 30, 2024 and 2025. The gross profit margin of the Company’s Internet hospital decreased from 44.7% in the six months ended June 30, 2024 to 40.5% in the six months ended June 30, 2025, mainly due to the increase in the online pharmacy sales of products with lower gross profit margin. The gross profit margin of the Company’s pharmaceutical supply chain business decreased from 6.9% in the six months ended June 30, 2024 to 1.1% in the six months ended June 30, 2025, which was primarily because the gross profit margin of the Company’s pharmacy wholesale customers newly acquired in the six months ended June 30, 2024 was higher than that of customers in the six months ended June 30, 2025.

●	Sales and marketing expenses increased by 11.6% from RMB24.9 million in the six months ended June 30, 2024 to RMB27.8 million (US$3.9 million) in the six months ended June 30, 2025, primarily due to higher service fees to doctors and increased staff costs in line with the growth in revenues from Internet hospital business, partially offset by a slight decrease in advertising and promotion costs resulting from a relatively stable pharmaceutical supply chain business.

●

General and administrative expenses increased by 53.5% from RMB6.8 million in the six months ended June 30, 2024 to RMB10.5 million (US$1.5 million) in the six months ended June 30, 2025, primarily due to the increase in consultancy and professional service fees incurred in connection with the Company’s initial public offering, partially offset by the decrease in expected credit loss recognized resulting from the efforts for collection of receivables.

●	Research and development expense remained relatively stable at RMB1.5 million (US$0.2 million) for the six months ended June 30, 2024 and 2025.

●	Impairment loss on long-lived assets recorded was RMB0.02 million and RMB2.0 million (US$0.3 million) for the six months ended June 30, 2024 and 2025, respectively.

●	Loss from operation was RMB13.5 million (US$1.9 million) for the six months ended June 30, 2025, compared with RMB8.9 million for the six months ended June 30, 2024.

●	Net loss was RMB19.9 million (US$2.8 million) for the six months ended June 30, 2025, compared with RMB RMB14.0 million for the six months ended June 30, 2024.

●	Net loss per share, basic and diluted, was RMB11.45 (US$1.60) for the six months ended June 30, 2025, compared with RMB10.58 for the six months ended June 30, 2024.

Financial Condition

●	Cash and cash equivalents of RMB5.7 million (US$0.8 million) as of June 30, 2025, compared to RMB7.7 million as of December 31, 2024.

●	Net cash used in operating activities was RMB15.0 million (US$2.1 million) for the six months ended June 30, 2025, compared with RMB10.6 million for the six months ended June 30, 2024.

●	Net cash used in investing activities was RMB512,200 (US$71,500) for the six months ended June 30, 2025, compared with RMB17,862 for the six months ended June 30, 2024.

●	Net cash provided by financing activities was RMB13.6 million (US$1.9 million) for the six months ended June 30, 2025, compared with RMB16.6 million for the six months ended June 30, 2024.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1636 to US$1.00, the rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 30, 2025.

Recent Development

On October 9, 2025, the Company completed its initial public offering (the “Offering”) of 5,000,004 American Depositary Shares (“ADSs”) at a public offering price of US$4.00 per ADS. On October 10, 2025, the underwriter of the Offering fully exercised its over-allotment option to purchase an additional 750,000 American Depositary Shares of the Company at the public offering price of US$4.00 per share. The gross proceeds were US$23,000,016 from the Offering, before deducting underwriting discounts and commissions, and other expenses. The Company’s ADSs began trading on the Nasdaq Global Market on October 8, 2025 under the ticker symbol “POM.”

About POMDOCTOR LIMITED

POMDOCTOR LIMITED is a leading online medical services platform for chronic diseases in China, ranking sixth on China’s Internet hospital market based on the number of contracted doctors in 2022, according to Frost & Sullivan. Focusing on chronic disease management and pharmaceutical services, the Company offers a one-stop platform for medical services, organically connecting patients with doctors and pharmaceutical products. The Company’s operations primarily include Internet hospital and pharmaceutical supply chain, connecting users, pharmacies, suppliers, medical professionals, and other healthcare participants. Through this model, POMDOCTOR aims to enhance the efficiency and transparency of the healthcare value chain. The Company’s mission is to provide effective prevention and treatment solutions to alleviate patients’ sufferings from illnesses. Its vision is to become the most trustworthy medical and healthcare services platform. For more information, please visit the Company’s website: http://ir.7shiliu.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC.

For more information, please contact:

POMDOCTOR LIMITED
Investor Relations Department
Email: ir@7lk.com

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242

Email: investors@ascent-ir.com

POMDOCTOR LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents (including amounts of the consolidated VIEs of RMB7,596,708 and RMB5,579,802 (US$778,910) as of December 31, 2024 and June 30, 2025, respectively)	7,651,695	5,746,989	802,249
Accounts receivable, net (including amounts of the consolidated VIEs of RMB8,374,608 and RMB6,128,066 (US$855,445) as of December 31, 2024 and June 30, 2025, respectively)	8,374,608	6,128,066	855,445
Accounts receivable – a related party (including amounts of the consolidated VIEs of RMB424,259 and RMB584,802 (US$81,635) as of December 31, 2024 and June 30, 2025, respectively)	424,259	584,802	81,635
Amount due from related parties (including amounts of the consolidated VIEs of RMB6,070,945 and RMB9,643,039 (US$1,346,117) as of December 31, 2024 and June 30, 2025, respectively)	5,632,987	7,418,671	1,035,607
Inventories (including amounts of the consolidated VIEs of RMB9,165,973 and RMB6,447,637 (US$900,055) as of December 31, 2024 and June 30, 2025, respectively)	9,165,973	6,447,637	900,055
Other receivables, net (including amounts of the consolidated VIEs of RMB5,318,724 and RMB5,231,722 (US$730,319) as of December 31, 2024 and June 30, 2025, respectively)	5,318,724	5,231,722	730,319
Advances to suppliers (including amounts of the consolidated VIEs of RMB929,167 and RMB2,921,966 (US$407,891) as of December 31, 2024 and June 30, 2025, respectively)	929,167	2,921,966	407,891
Total current assets	37,497,413	34,479,853	4,813,201
Non-current assets:
Property and equipment, net (including amounts of the consolidated VIEs of RMB461,362 and RMB394,107 (US$55,015) as of December 31, 2024 and June 30, 2025, respectively)	461,362	394,107	55,015
Other non-current assets (including amounts of the consolidated VIEs of RMB831,132 and RMB1,307,832 (US$182,566) as of December 31, 2024 and June 30, 2025, respectively)	831,132	1,307,832	182,566
Deferred offering costs (including amounts of the consolidated VIEs of RMB7,437,679 and RMB6,007,339 (US$838,592) as of December 31, 2024 and June 30, 2025, respectively)	7,437,679	7,690,157	1,073,505
Total non-current assets	8,730,173	9,392,096	1,311,086
Total assets	46,227,586	43,871,949	6,124,287

POMDOCTOR LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS — (Continued)

	December 31, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$
Liabilities
Current liabilities:
Accounts payable (including amounts of the consolidated VIEs of RMB25,320,486 and RMB25,164,804 (US$3,512,871) as of December 31, 2024 and June 30, 2025, respectively)	25,320,486	25,164,804	3,512,871
Accounts payable – a related party (including amounts of the consolidated VIEs of RMB25,891 and RMB13,711 (US$1,914) as of December 31, 2024 and June 30, 2025, respectively)	25,891	13,711	1,914
Short-term bank loans (including amounts of the consolidated VIEs of RMB34,958,333 and RMB34,708,333 (US$4,845,096) as of December 31, 2024 and June 30, 2025, respectively)	34,958,333	34,708,333	4,845,096
Long-term bank loans, current (including amounts of the consolidated VIEs of RMB300,000 and RMB2,400,000 (US$335,027) as of December 31, 2024 and June 30, 2025, respectively)	300,000	2,400,000	335,027
Long-term loans, current (including amounts of the consolidated VIEs of RMB10,000,000 and RMB10,000,000 (US$1,395,946) as of December 31, 2024 and June 30, 2025, respectively)	10,000,000	10,000,000	1,395,946
Long-term loans from third parties, current (including amounts of the consolidated VIEs of RMB2,320,082 and RMB2,295,082 (US$320,381) as of December 31, 2024 and June 30, 2025, respectively)	2,320,082	2,295,082	320,381
Salary and welfare payable (including amounts of the consolidated VIEs of RMB15,375,537 and RMB15,543,259 (US$2,169,755) as of December 31, 2024 and June 30, 2025, respectively)	15,375,537	15,543,259	2,169,755
Advance from customers (including amounts of the consolidated VIEs of RMB1,756,046 and RMB942,724 (US$131,599) as of December 31, 2024 and June 30, 2025, respectively)	1,756,046	942,724	131,599
Value added tax (“VAT”) and other tax payable (including amounts of the consolidated VIEs of RMB815,462 and RMB998,295 (US$139,357) as of December 31, 2024 and June 30, 2025, respectively)	815,462	998,295	139,357
Other payables (including amounts of the consolidated VIEs of RMB12,888,550 and RMB10,543,238 (US$1,471,777) as of December 31, 2024 and June 30, 2025, respectively)	12,888,750	10,543,438	1,471,806
Accrued liabilities (including amounts of the consolidated VIEs of RMB9,712,966 and RMB11,564,144 (US$1,614,292) as of December 31, 2024 and June 30, 2025, respectively)	9,712,966	11,564,144	1,614,292
Short-term loans from third parties (including amounts of the consolidated VIEs of RMB11,551,614 and RMB7,194,342 (US$1,004,291) as of December 31, 2024 and June 30, 2025, respectively)	11,551,614	7,194,342	1,004,291
Loans from related parties, current (including amounts of the consolidated VIEs of RMB13,821,875 and RMB33,194,670 (US$4,633,797) as of December 31, 2024 and June 30, 2025, respectively)	13,821,875	33,194,670	4,633,797
Amount due to related parties (including amounts of the consolidated VIEs of RMB36,829,010 and RMB42,403,073 (US$5,919,241) as of December 31, 2024 and June 30, 2025, respectively)	36,829,010	42,403,073	5,919,241

POMDOCTOR LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS — (Continued)

	December 31, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$
Operating lease liabilities, current (including amounts of the consolidated VIEs of RMB1,388,863 and RMB1,790,319 (US$249,919) as of December 31, 2024 and June 30, 2025, respectively)	1,388,863	1,790,319	249,919
Other current liabilities (including amounts of the consolidated VIEs of RMB2,080,556 and RMB237,580 (US$33,165) as of December 31, 2024 and June 30, 2025, respectively)	2,080,556	237,580	33,165
Total current liabilities	179,145,471	198,993,774	27,778,457

Long-term bank loans, noncurrent (including amounts of the consolidated VIEs of RMB8,400,000 and RMB5,700,000 (US$795,689) as of December 31, 2024 and June 30, 2025, respectively)	8,400,000	5,700,000	795,689
Loans from related parties, noncurrent (including amounts of the consolidated VIEs of RMB356,690,859 and RMB356,390,859 (US$49,750,246) as of December 31, 2024 and June 30, 2025, respectively)	356,690,859	356,390,859	49,750,246
Operating lease liabilities, noncurrent (including amounts of the consolidated VIEs of RMB1,672,218 and RMB2,346,664 (US$327,582) as of December 31, 2024 and June 30, 2025, respectively)	1,672,218	2,346,664	327,582
Total non-current liabilities	366,763,077	364,437,523	50,873,517
Total liabilities	545,908,548	563,431,297	78,651,974

Commitments and contingencies	—	—	—

Mezzanine equity
Convertible redeemable preferred shares (US$0.0001 par value; 12,597,228 shares authorized, issued and outstanding as of December 31, 2024 and June 30, 2025)	1,595,051,558	1,642,498,390	229,283,934
Redeemable non-controlling interests	168,671,234	173,630,137	24,237,833
Total mezzanine equity	1,763,722,792	1,816,128,527	253,521,767

Equity (deficit)
Class A ordinary shares (US$0.0001 par value; 485,360,730 shares authorized, 4,268,156 shares issued and outstanding as of December 31, 2024 and June 30, 2025)	2,988	2,988	417
Class B Ordinary shares (US$0.0001 par value; 2,042,042 shares authorized and outstanding as of December 31, 2024 and June 30, 2025, respectively)	1,408	1,408	197
Subscription receivable	(1,608)	(1,608)	(224)
Accumulated deficit	(2,263,419,477)	(2,335,709,744)	(326,052,508)
Accumulated other comprehensive (loss) income	(5,231)	1,875	262
Total Pomdoctor Limited’s shareholders’ deficit	(2,263,421,920)	(2,335,705,081)	(326,051,856)
Noncontrolling interests	18,166	17,206	2,402
Total deficit	(2,263,403,754)	(2,335,687,875)	(326,049,454)
Total liabilities, mezzanine equity and deficit	46,227,586	43,871,949	6,124,287

POMDOCTOR LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For Six Months Ended June 30,
	2024	2025	2025
	RMB	RMB	US$
Net revenues – third parties	149,266,587	174,283,295	24,329,010
Net revenues – a related party	897,822	186,556	26,042
Net revenues	150,164,409	174,469,851	24,355,052
Cost of revenues	125,823,734	146,152,450	20,402,095
Gross profit	24,340,675	28,317,401	3,952,957

Operating expenses:
Sales and marketing expenses	24,884,898	27,761,736	3,875,389
General and administrative expenses	6,835,897	10,494,487	1,464,974
Research and development expenses	1,507,847	1,479,909	206,587
Impairment loss on long-lived assets	17,861	2,041,299	284,954
Total operating expenses	33,246,503	41,777,431	5,831,904
Loss from operations	(8,905,828)	(13,460,030)	(1,878,947)

Other income (expenses):
Other income	1,078,270	28,027	3,912
Other expense	(33,681)	(130,291)	(18,188)
Interest expense	(6,179,172)	(6,471,198)	(903,344)
Government grants	13,858	148,000	20,660
Total other expense, net	(5,120,725)	(6,425,462)	(896,960)
Loss before income tax	(14,026,553)	(19,885,492)	(2,775,907)
Income tax expense	—	—	—
Net loss	(14,026,553)	(19,885,492)	(2,775,907)
Accretion to redemption value of mezzanine equity	(52,695,272)	(52,405,735)	(7,315,559)
Less: Net income (loss) attributable to noncontrolling interests	27,639	(960)	(134)
Net loss attributable to the Pomdoctor Limited’s ordinary shareholders	(66,749,464)	(72,290,267)	(10,091,332)
Net loss	(14,026,553)	(19,885,492)	(2,775,907)
Other comprehensive (loss) income:
Total other comprehensive (loss) income	(3,970)	7,106	992
Total comprehensive loss	(14,030,523)	(19,878,386)	(2,774,915)
Accretion to redemption value of mezzanine equity	(52,695,272)	(52,405,735)	(7,315,559)
Less: comprehensive income (loss) attributable to noncontrolling interests	27,639	(960)	(134)
Comprehensive loss attributable to the Pomdoctor Limited’s ordinary shareholders	(66,753,434)	(72,283,161)	(10,090,340)

Loss per share
Basic and diluted	(10.58)	(11.45)	(1.60)

Weighted average number of ordinary shares outstanding*
Basic and diluted	6,310,198	6,310,198	6,310,198

*	Ordinary shares and share data have been retroactively restated to give effect to the nominal share issuance for the Reorganization completed on August 8, 2024.

POMDOCTOR LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For Six Months Ended June 30,
	2024	2025	2025
	RMB	RMB	US$
Net cash used in operating activities	(10,631,121)	(14,987,658)	(2,092,195)

Cash flows from investing activities:
Payment for purchase of property and equipment	(17,862)	(2,200)	(307)
Payment for long-term investment	—	(510,000)	(71,193)
Net cash used in investing activities	(17,862)	(512,200)	(71,500)

Cash flows from financing activities:
Loans from related parties	11,219,986	24,750,310	3,455,010
Repayment to related parties	(14,436,941)	(5,677,514)	(792,550)
Proceeds from short-term bank loans	37,000,000	29,000,000	4,048,244
Repayment of short-term bank loans	(19,300,000)	(29,250,000)	(4,083,143)
Repayment of long-term bank loans	(54,628)	(600,000)	(83,757)
Loans from third parties	8,759,366	1,600,000	223,351
Repayment to third parties	(4,968,912)	(5,982,272)	(835,093)
Payment for deferred offering cost	(1,656,745)	(252,478)	(35,245)
Net cash provided by financing activities	16,562,126	13,588,046	1,896,817
Effect of exchange rate changes	(3,970)	7,106	992
Net increase (decrease) in cash and cash equivalents and restricted cash	5,909,173	(1,904,706)	(265,886)
Cash and cash equivalents and restricted cash at beginning of the period	6,805,099	7,651,695	1,068,135

POMDOCTOR LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	For Six Months Ended June 30,
	2024	2025	2025
	RMB	RMB	US$
Including:
Cash and cash equivalents at beginning of the period	6,717,031	7,651,695	1,068,135
Restricted cash at beginning of the period	88,068	—	—

Cash and cash equivalents and restricted cash at end of the period	12,714,272	5,746,989	802,249

Including:
Cash and cash equivalents at end of the period	12,714,272	5,746,989	802,249

Supplemental disclosures of cash flows information:
Cash paid for interest expense	1,130,609	2,382,125	332,532

Supplemental disclosure of noncash investing and financing activities:
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	—	2,039,099	284,647